Room 4561

June 26, 2007

Mr. Daniel Lender
Chief Financial Officer
QAD, Inc.
One Lexmark Center Drive
6450 Via Real
Carpinteria, California 93013

      RE: QAD, Inc.
              Form 10-K for Fiscal Year Ended January 31, 2007
              Form 10-Q for Quarter Ended April 30, 2007
              File No. 0-22823

Dear Mr. Lender:

We have reviewed your response letter dated June 15, 2007 in addition to the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1.   Please refer to prior comment number 2. You state that the "[PCS] agreements do not expire or terminate until written notice of termination is received." Please tell us how this provision affects the determination of the period over which PCS is recognized. As part of your response, describe the other contractual mechanisms for terminating these agreements.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Megan Akst, Staff Accountant, at (202) 551-3407, or me at (202) 551-3499 if you have questions regarding the above comments.

Sincerely,

Kathleen Collins
Accounting Branch Chief